Filed by Liberty Global, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.
Commission File No.: 000-50886
Liberty Global, Inc.
Commission File No.: 000-51360

Employee Letter

Dear Colleagues:

Today I am thrilled to announce that we have reached an agreement to acquire Virgin Media. Given the importance of this acquisition to Liberty Global, I wanted to inform you personally.

This transaction is a natural extension of our value creation strategy which has always focused on growth, scale and shareholder value. Adding Virgin Media to our platform will further strengthen our position as the world’s leading broadband communications operator, with 25 million customers and the most advanced digital TV and broadband networks and services in Europe. Virgin Media complements our growth profile, and will add significant scale benefits and shared expertise in areas like mobile and B2B.

Virgin Media has an extraordinary track record in this industry. Since its formation in 2006, it has established a well-respected brand, invested in its network to enable the delivery of 100 Mbps broadband speeds to over half of all UK homes, and expanded its footprint to reach thousands more households every year. Virgin Media has also led the UK connected TV revolution, changing the way in which consumers watch the television they want, when they want and where they want with on-demand services. Virgin Media, in short, has been a catalyst for deep-rooted change in the UK.

It should be noted that while we have reached an agreement with Virgin Media, the acquisition has not been completed. It is subject to regulatory approvals in the UK and other countries in Europe, the approval of Virgin Media and Liberty Global shareholders and other customary closing conditions. We expect to complete the transaction during the second quarter of 2013. For your information, the press release that was issued earlier today is attached.

As this process plays out, it will be business as usual, and I encourage all of you to remain focused on our respective targets. We will keep you updated as developments arise.

Thank you for your continued hard work and commitment to this great company. I hope you join me in my enthusiasm for this acquisition, which will make us even stronger and more prepared to meet the demands of our customers and the opportunities for growth across all of our markets.

All the best,

Mike Fries

President and CEO

Liberty Global, Inc.

Neither company is registering under the Securities Act of 1933 the offering of any securities that may be issued to finance the transaction, and any securities so issued may not be offered or sold in the United States absent an applicable exemption from the U.S. registration requirements.

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the transaction and the anticipated consequences and benefits of the transaction, the targeted close date for the transaction, and our expectations with respect to future growth prospects, and other information and statements that are not historical fact. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include the receipt and timing of necessary regulatory approval, the ability to finance the transaction (including the completion of the debt financing), Virgin Media’s ability to continue financial and operational growth at historic levels, the ability to successfully operate and integrate the Virgin Media operation and realize estimated synergies, continued use by subscribers and potential subscribers of Virgin Media’s services, the ability to achieve expected operational efficiencies and economies of scale, as well as other factors detailed from time to time in Liberty Global’s and Virgin Media’s filings with the Securities and Exchange Commission (“SEC”) including our most recently filed Forms 10-K and 10-Q. These forward-looking statements speak only as of the date of this letter. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find it

Nothing in this letter shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Virgin Media or the new Liberty Global holding company. In connection with the proposed transaction, Liberty Global and Virgin Media will file a joint proxy statement/prospectus with the SEC, and the new Liberty Global holding company will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and the new Liberty Global holding company, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.

Participants in Solicitation

The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media’s directors and executive officers is available in its proxy statement filed with the SEC by Virgin Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.